DeMint Law, PLLC

3753 Howard Hughes Parkway	Telephone:	(702) 586-6436
Second Floor, Suite 314	Facsimile:	(702) 442-7995
Las Vegas, Nevada 89169	email:	anthony@demintlaw.com

February 22, 2011

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re:	Guardian 8 Holdings
Current Report on Form 8-K
Filed December 21, 2010
File No. 333-150954 (the “Current Report”)

Dear Mr. Spirgel:

We have set forth below the responses of Guardian 8 Holdings (“G8” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated January 14, 2011.  The Company is concurrently filing via EDGAR Amendment No. 1 to the Current Report on Form 8-K.  The Current Report reflects the Company’s response to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

General

1.
Comment: We note you filed a withdrawal request on December 14, 2010 for the Form S-l (File No. 333-150954) that was declared effective on June 16, 2008. Please submit a letter confirming that no sales have occurred pursuant to that registration statement, either by the company or any selling shareholders, and explain how new management was able to make this determination. Also explain to us why you are seeking to withdraw the registration statement at this time.

Response: The Company’s original request for withdrawal Form RW contained a representation that there were no sales pursuant to the registration statement. In addition, Kyle Edwards, the former CEO of the Company, has remained with the Company as a director and has confirmed that no sales were made under the registration statement. The Company is in the process of finalizing a new registration statement; thus wanted to ensure that the old registration statement was withdrawn to avoid any potential ambiguity in its public filings and provide a clean slate for the new registration statement.

Guardian 8 Holdings
SEC Response Letter

2.
Comment: We note that your company does not appear to have any class of equity securities registered under Section l2(g) of the Exchange Act. Further, it appears that the company's duty to file reports pursuant to Section l5(d) of the Exchange Act would have been automatically suspended. Please confirm that you are currently filing reports on a voluntary basis or explain to us the basis of your reporting obligation. If you are filing reports on a voluntary basis, disclose this in future periodic reports.  Also explain why Guardian 8 completed a reverse merger with a shell company that does not currently appear to have any reporting obligations.

Response: The Company understands that it is a voluntary filer and will disclose this in future filings until such time as it registers a class of securities under Section 12. Further, G8 completed a reverse merger due to certain synergies, described in comment 3 below and also to show good faith to its investors that it will become a publicly reporting company.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3.
Comment: Please provide disclosure with respect to all material relationships between the shell company and its affiliates, on the one hand, and Guardian 8 and its affiliates, on the other hand. Refer to Item 2.0l(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and decided to proceed with the merger. Identify any third parties that played a material role in arranging or facilitating the transaction.

Response: All material relationships have been disclosed in the Form 8-K in the revised Item 2.01.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointments of Principal Officers, page 3

4.
Comment: Please revise to disclose the information required by Item 40l(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Response: Item 5.02 has been revised to disclose the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director.

5.	Comment: We note Mr. Cochennet also works for EnerJex. Revise to indicate how many hours he intends to devote to your company and other ventures.

Response: Mr. Cochennet resigned from EnerJex Resources, Inc. effective December 31, 2010 and his resume has been amended to reflect this.

Item 5.06 Change in Shell Company Status, page 5

6.
Comment: Considering that you have no revenues and almost all of your assets are cash, please tell us why you are not a shell company as defined under Rule 405 of the Securities Act. Your response should take into account that a shell company is a registrant who has no or nominal operations; and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

Response: G8 is a startup company formed in June of 2009 with intellectual property, management and an operation plan to sell a product, not a shell. In the revisions to Rules 144 and 145, particularly footnote 172 of Release No. 33-8869, the SEC stated that it is not the intention of the SEC to relegate a startup company or a company with limited operating history to shell status. In a little over a year and a half G8 has completed two rounds of financing, developed prototypes of its product and has completed a reverse merger. It is currently finalizing the prototypes, modifying a marketing plan and anticipates making an initial product order shortly. Given the SEC’s position on startup companies as compared to shell companies, G8 clearly falls in the category of a startup and anticipates generating sales in the second or third quarters of 2011.

Guardian 8 Holdings
SEC Response Letter

7.
Comment: Please provide disclosure of all information that would be included in a Form 10 filed by Guardian 8. For example, provide the disclosures required by Items 201, 202, 404 (including the information about all promoters from section (c)), 407(a), 701 and 702 of Regulation S-K.

Response:  Item 5.06 has been revised to include additional disclosures required by Items 201, 202, 404, 407, 701 and 702 of Regulation S-K.

Description of Guardian 8's Business, page 5

8.	Comment: From page 8, we note you have a pending patent application. Revise to indicate your patent application number and the duration of your patent application.

Response: The disclosure regarding the pending patent application has been revised to state that the patent application number is 12/490,461 and G8 anticipates a first action from the patent office within fourteen months.

9.
Comment: Throughout your Description of Business, provide more specific information about the current state of your product development and your business activities to date. For example, clarify whether you have a working prototype of your product, explain when you believe you will be able to manufacture products for sale, and discuss your marketing activities to date.

Response: The description of business in the amended current report has been revised to reflect updates to G8’s business.

10.	Comment: At the top of page 8 you discuss the states that regulate stun guns. However, this discussion is current as of December 31, 2008. Please revise to provide a more current discussion.

Response: The referenced disclosure has been deleted as G8’s product would not be regulated as a stun gun and the disclosure is not relevant.

Satisfaction of Our Cash Obligations for the next 12 months, page 10

11.	Comment: Although we note you have no revenues, please provide the disclosure required by Item 303 of Regulation S-K. For example, provide more information about your expenses to date.

Response: Appropriate disclosure required under Item 303 has been added to the current report.

Guardian 8 Holdings
SEC Response Letter

Liquidity and Capital Resources, page 10

12.
Comment: Revise to estimate your capital needs for the next twelve months. We further note from page F-10 that you are currently conducting a second private placement. Please update this section for this financing,

Response: The liquidity section has been revised to disclose G8’s capital needs for the next twelve months and plan to satisfy its capital needs through inventory financing. In addition, the disclosure surrounding the offerings was also included.

13.           Comment: Also, please disclose your auditor's going concern opinion.

Response: Going concern language has been added to the current report as requested.

14.	Comment: From page F-12 we note you have rent expenses. Please incorporate this disclosure into this section. Also discuss any other required payments in the next 12 months.

Response: The liquidity section has been revised to include disclosure regarding rent expense and other payments required in the next twelve months.

Directors and Executive Officers, Promoters, and Control Persons, page 11

15.
Comment: Please provide the disclosure required by Item 402 such as a Summary Compensation Table. In this regard, we note page F-11 shows you issued 2,000,000 shares in June 2009 as compensation to your President and 255,000 shares during the nine months ended September 30, 2010 as compensation to your directors. Also, page F-12 shows other payments to directors and officers.

Response:  Item 402 disclosures have been included to disclose compensation paid to the Company’s officers and directors.

Notes to Financial Statements
Note 4. Patent and Due to Related Party, page F-10

16.
Comment: We note that your total assets are primarily comprised of costs associated with the patent application for your Personal Security Guardian device. Please revise to disclose the risks and uncertainties related to accounting estimates and vulnerability due to your concentration of activity involving one particular product and patent.

Response: Note 4 has been revised to disclose the risks and uncertainties related to accounting estimates and vulnerability due to our concentration of activity involving one product and patent.

17.
Comment: Please revise to record the patent at the historical cost basis of the transferor. In addition you should account for the cash exchanged for the patent as a reduction in equity. Please see SAB Topic 5G for additional information.

Response: The financial statements for G8 have been revised to record the patent at historical cost.

Guardian 8 Holdings
SEC Response Letter

Pro Forma Financial Information, page F-15

18.	Comment: Include a pro forma statement of operations for the year ended December 31, 2009 as required by Rule 11-02 of Regulation S-X.

Response: A pro forma statement of operations for December 31, 2009 has been included in the amended current report.

Notes to Pro Forma Financial Statements, page F-18

19.
Comment: In note 2 to the pro forma financial statements you state that, "Because the acquisition was accounted for under the purchase method, there was neither goodwill recognized nor any adjustments to the book value of the net assets of GRMI that would affect the pro forma statement of operations." We note that Global Risk Management & Investigative Solutions reported revenue for the year ended December 31, 2009 as well as the nine months ended September 30, 2010. Please tell us in more detail how you accounted for the acquisition of Global Risk Management, why no goodwill was recognized or any adjustments made to the book value of net assets acquired, and your basis for that conclusion.

Response: The transaction was effectuated through a triangular reverse merger whereby GRMI was the legal acquirer and G8 the accounting acquirer. In addition to the merger agreement, the board of directors’ of GRMI agreed to allow the President/CEO to assume all the assets and liabilities of the Company prior to the closing of the merger as discussed in note 2 to the pro forma financial statements. Therefore, pursuant to the purchase method of accounting, the estimated fair vale value of identifiable net assets of GRIM was zero.  Further, as agreed per the merger document, GRMI acquired 100% of the outstanding shares of G8 in exchange for 25,540,000 shares of GRMI, neither of which have a readily available market value and each having a negative net book value creating a zero value for the shares exchanged. Goodwill could only result in the event the fair value paid ($0) exceeded the fair value of identifiable net assets ($0). Pursuant to Regulation S-X, Article 11-02 (b)(6), the pro forma adjustments related to the pro forma condensed statement of operations was computed assuming the transaction was consummated at the beginning of the nine-month period presented. Pro forma adjustments related to the pro forma condensed balance sheet were computed assuming the transaction was consummated at the end of the most recent period as required by Rule 3-01 and includes adjustments for the effects of events directly attributable to the transaction. The adjustments presented include the reverse split of GRMI stock, the exchange of shares, the elimination of G8’s equity accounts and the assumption of net liabilities by GRMI’s former president. In addition, pursuant to ASC 805-10-50-2(h), the pro forma statement of operations reflects the revenue and net loss of the combined entity as though the acquisition date had been the beginning of the annual reporting period.

Exhibits

20.	Comment: We note you have filed your Articles of Merger. Please file your Plan of Merger as well.

Response: The Plan of Merger has been filed as Exhibit 2.1.

Guardian 8 Holdings
SEC Response Letter

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact me at 702-586-6436.

Respectfully submitted,

/s/ Anthony N. DeMint

Anthony N. DeMint
For the firm
DeMint Law, PLLC

cc:           Mr. Ajay Koduri, Securities and Exchange Commission
Mr. C. Stephen Cochennet, Guardian 8 Holdings